UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(RULE 13E-100)
RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
THE CRONOS GROUP
(Name of the Issuer)
The Cronos Group
Dennis J. Tietz
Peter J. Younger
Frank P. Vaughan
John C. Kirby
CRX Acquisition Ltd.
FB Transportation Capital LLC
Fortis Capital Corp.
(Name of Person(s) Filing Statement)
Common Stock, Par Value $2.00 Per Share
(Title of Class of Securities)
L 20708 100
(CUSIP Number of Class of Securities)

DENNIS J. TIETZ	MILTON J. ANDERSON
Chairman and CEO	Director and President
The Cronos Group	CRX Acquisition Ltd.
c/o Cronos Capital Corp.	520 Madison Avenue, Second Floor
One Front Street, Suite 925	New York, New York 10022
San Francisco, California 94111	(212) 418-8700
(415) 677-8990
Copy to:

JAMES F. FOTENOS, ESQ.	MARC H. FOLLADORI, ESQ.
ADAM P. SIEGMAN, ESQ.	DAVID L. RONN, ESQ.
Greene Radovsky Maloney Share & Hennigh LLP	Mayer, Brown, Rowe & Maw LLP
Four Embarcadero Center, Suite 4000	700 Louisiana Street, Suite 3400
San Francisco, California 94111	Houston, Texas 77002
(415) 981-1400	(713) 238-3000
(Name, address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
     This statement is filed in connection with (check the appropriate box):
a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1934.

c.	☐	A tender offer.

d.	☐	None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
     Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$133,679,640	$4,104

*	For purposes of calculating the amount of the filing fee only. The filing fee was determined by adding (a) the product of (i) 7,645,673 Cronos common shares outstanding as of March 30, 2007, and (ii) the proposed liquidation distribution of $16.00 in cash per common share (equal to $122,330,768), (b) $8,548,640, expected to be paid to holders of stock options, after they exercise their options, on a net issuance basis, and receive common shares, (c) $475,104, expected to be paid to holders of director’s stock units upon settlement of the stock units into 29,694 common shares, and (d) $2,325,000, expected to be paid to the holders of stock appreciation rights in payment for such rights ((a), (b), (c) and (d) (together, the “Total Consideration”)). The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the Total Consideration by 0.0000307.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $4,104
Form or Registration No.: Schedule 14A—Preliminary Proxy Statement
Filing Parties: The Cronos Group
Date Filed: April 3, 2007

INTRODUCTION
     The Amendment No. 1 to Rule 13E-3 Transaction Statement on Schedule 13E-3 (“Schedule 13E-3”) is being filed by (i) The Cronos Group, a société anonyme holding organized and existing under the laws of the Grand Duchy of Luxembourg (“Cronos” or the “Company”) and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction; (ii) Dennis J. Tietz, Peter J. Younger, Frank P. Vaughan, and John C. Kirby (collectively, the “Management Investors”); (iii) CRX Acquisition Ltd., a Bermuda exempted company (“CRX”), FB Transportation Capital LLC, a Delaware limited liability company (“FB Transportation”), and Fortis Capital Corp., a Connecticut corporation (“FCC”) (CRX, FB Transportation, and FCC referred to as the “Fortis Filing Parties”). This Schedule 13E-3 relates to the Asset Purchase Agreement, dated as of February 28, 2007 (the “Asset Purchase Agreement”), among Cronos, FB Transportation, and CRX. Concurrently with the filing of this Schedule 13E-3, Cronos is filing with the Securities and Exchange Commission a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meetings of shareholders of Cronos at which the shareholders of Cronos will consider and vote upon, among other things, a proposal to approve the Asset Purchase Agreement.
     Under the Asset Purchase Agreement, and subject to satisfaction of the conditions set forth therein, CRX has agreed to purchase all of Cronos’ assets and assume all of its liabilities for a cash purchase price of $133,679,640 (before adjustment for any shares repurchased or options that expire or lapse before closing), which acquisition is referred to as the “Assets Sale.” If the Assets Sale is consummated, then Cronos will liquidate and distribute to its shareholders a liquidation distribution of $16.00 per share, without interest.
     The Proxy Statement is included herewith as Exhibit (a)(3) and the Asset Purchase Agreement is included herewith as Exhibit (a)(5). All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.
     The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.
     The information contained in this Schedule 13E-3 and/or the Proxy Statement (i) concerning Cronos and the Management Investors was supplied by Cronos and the Management Investors, and the Fortis Filing Parties take no responsibility for the accuracy of such information, and (ii) concerning the Fortis Filing Parties was supplied by the Fortis Filing Parties, and neither Cronos nor any of the Management Investors takes any responsibility for the accuracy of such information.
Item 1. Summary Term Sheet.
     Regulation M-A Item 1001.
     The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Summary of the Assets Sale and Liquidation”
“The Special Meetings”
Item 2. Subject Company Information.
     Regulation M-A Item 1002.
     (a) Name and Address. The information set forth in the Proxy Statement under the caption “Important Additional Information—Cronos and the Management Investors” is incorporated herein by reference.
     (b) Securities. As of April 30, 2007, there were 7,645,673 common shares, par value $2.00 per share, of Cronos outstanding.
     (c) Trading Market and Price. The information set forth in the Proxy Statement under the caption “Price Range of Cronos’ Common Shares and Dividend Information” is incorporated herein by reference.

     (d) Dividends. The information set forth in the Proxy Statement under the caption “Price Range of Cronos’ Common Shares and Dividend Information” is incorporated herein by reference.
     (e) Prior Public Offerings. None.
     (f) Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “Special Factors—Transactions in Cronos’ Common Shares” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     Regulation M-A Item 1003.
     (a) Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—The Transaction—Parties”
“The Assets Sale and Liquidation—Who is the Purchaser?”
“The Asset Purchase Agreement—The Parties to the Asset Purchase Agreement”
“Important Additional Information”
     (b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—The Transaction—Parties”
“The Assets Sale and Liquidation—Who is the Purchaser?”
“The Asset Purchase Agreement—The Parties to the Asset Purchase Agreement”
“Important Additional Information”
     (c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the caption “Important Additional Information” is incorporated herein by reference.
Item 4. Terms of the Transaction.
     Regulation M-A Item 1004.
     (a) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—The Transaction”
“The Assets Sale and Liquidation”
“Special Factors—Background of the Transaction”
“Special Factors—Recommendations of the Transaction Committee and the Board of Directors”
“Special Factors—Reasons for the Transaction Committee’s Recommendation”
“Special Factors—Reasons for the Board’s Recommendation”
“Special Factors—Position of the Management Investors as to Fairness”
“Special Factors—Position of Purchaser, FB Transportation, and FCC as to Fairness”
“Special Factors—Material Tax Aspects of the Assets Sale and Liquidation”
“Special Factors—Accounting Treatment”
“Special Factors—Certain Effects of the Assets Sale and Liquidation”
“The Asset Purchase Agreement”
“Other Agreements with the Purchaser Parties”
“The Plan of Liquidation”
“The Special Meetings”
“The Transaction Proposals”
“Annex A—Plan of Liquidation and Dissolution”
“Annex B—Asset Purchase Agreement”

     (c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“The Assets Sale and Liquidation—Do the members of Cronos’ management have any special interest in the sale?”
“Special Factors—Interests of Cronos’ Directors and Executive Officers in the Assets Sale”
“Other Agreements with the Purchaser Parties—Support Agreement”
“Other Agreements with the Purchaser Parties—Equity Commitment Letter Agreements”
“Other Agreements with the Purchaser Parties—Employment Agreements”
     (d) Appraisal Rights. Under Luxembourg law, the law that governs Cronos, the holders of its common shares are not entitled to dissenters’ or appraisal rights in connection with the Assets Sale. The information set forth in the Proxy Statement under the caption “Special Factors—Appraisal Rights” is incorporated herein by reference.
     (e) Provisions for Unaffiliated Security Holders. Neither Cronos nor any of the Fortis Filing Parties has made any provision to grant unaffiliated shareholders of Cronos access to the corporate files of Cronos or any of the Fortis Filing Parties or to obtain counsel or appraisal services at Cronos’ or any of the Fortis Filing Parties’ expense.
     (f) Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     Regulation M-A Item 1005.
     (a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—The Transaction—Parties”
“The Assets Sale and Liquidation—Who is the Purchaser?”
“Special Factors—Conduct of Business of Cronos if the Assets Sale is Not Completed”
“Special Factors—Transactions in Cronos’ Common Shares”
     CRX is currently a wholly-owned subsidiary of FB Transportation. FB Transportation and FCC are part of the Fortis Group, an international services provider engaged in banking, finance, and insurance. The Fortis Group regularly performs services such as acting as financial advisor or serving as principal or agent in the purchase and sale of securities, which may include the common shares of Cronos.
     (b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Background of the Transaction”
“Special Factors—Interest of Directors and Executive Officers of Cronos in the Assets Sale”
“Special Factors—Conduct of Business of Cronos if the Assets Sale is Not Completed”
     (c) Negotiations or Contacts. The information set forth in the Proxy Statement under the caption “Special Factors—Background of the Transaction” is incorporated herein by reference.
     (e) Agreements Involving the Subject Companies’ Securities. The information set forth in the Proxy Statement under the caption “Other Agreements with the Purchaser Parties—Support Agreement” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     Regulation M-A Item 1006.
     (b) Use of Securities Acquired. If the Assets Sale is consummated, Cronos will liquidate and distribute the proceeds of the Assets Sale to its shareholders. Cronos is a holding company. Its assets consist in large part of capital stock it holds in directly-owned subsidiaries. If the Assets Sale is consummated, CRX will conduct Cronos’ managed container leasing business through control of Cronos’ subsidiaries.

     The information set forth in the Proxy Statement under the following captions is also incorporated herein by reference:
“The Assets Sale and Liquidation”
“Special Factors—Certain Effects of the Assets Sale and Liquidation”
“The Plan of Liquidation”
(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—The Transaction”
“The Assets Sale and Liquidation”
“Special Factors—Interest of Directors and Executive Officers of Cronos in the Assets Sale”
“Special Factors—Certain Effects of the Assets Sale and Liquidation”
“The Asset Purchase Agreement—Conduct of Our Business Pending the Closing”
“Plan of Liquidation”
Item 7. Purposes, Alternatives, Reasons and Effects.
     Regulation M-A Item 1013.
     (a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—The Transaction”
“The Assets Sale and Liquidation—Why is the board proposing the Assets Sale for our approval?”
“Special Factors—Background of the Transaction”
“Special Factors—Recommendations of the Transaction Committee and the Board of Directors”
“Special Factors—Reasons for the Transaction Committee’s Recommendation”
“Special Factors—Reasons for the Board’s Recommendation”
“Special Factors—Position of the Management Investors as to Fairness”
“Special Factors—Position of Purchaser, FB Transportation and FCC as to Fairness”
“Special Factors—Interest of Directors and Executive Officers of Cronos in the Assets Sale”
“Plan of Liquidation”
     (b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Background of the Transaction”
“Special Factors—Recommendations of the Transaction Committee and the Board of Directors”
“Special Factors—Reasons for the Transaction Committee’s Recommendation”
“Special Factors—Reasons for the Board’s Recommendation”
“Special Factors—Position of the Management Investors as to Fairness”
“Special Factors—Position of Purchaser, FB Transportation and FCC as to Fairness”
“Special Factors—Certain Effects of the Assets Sale and Liquidation”
     (c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“The Assets Sale and Liquidation—Why is the board proposing the Assets Sale for our approval?”
“Special Factors—Background of the Transaction”
“Special Factors—Recommendations of the Transaction Committee and the Board of Directors”
“Special Factors—Reasons for the Transaction Committee’s Recommendation”
“Special Factors—Reasons for the Board’s Recommendation”
“Special Factors—Position of the Management Investors as to Fairness”
“Special Factors—Position of Purchaser, FB Transportation and FCC as to Fairness”
“Special Factors—Interest of Directors and Executive Officers of Cronos in Assets Sale”
“Special Factors—Certain Effects of the Assets Sale and Liquidation”
     (d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—The Transaction”
“The Assets Sale and Liquidation”
“Special Factors—Recommendations of the Transaction Committee and the Board of Directors”
“Special Factors—Reasons for the Transaction Committee’s Recommendation”

“Special Factors—Reasons for the Board’s Recommendation”
“Special Factors—Position of the Management Investors as to Fairness”
“Special Factors—Position of Purchaser, FB Transportation and FCC as to Fairness”
“Special Factors—Interest of Directors and Executive Officers of Cronos in Assets Sale”
“Special Factors—Material Tax Aspects of the Assets Sale and Liquidation”
“Special Factors—Accounting Treatment”
“Special Factors—Certain Effects of the Assets Sale and Liquidation”
“Special Factors—Fees and Expenses”
“The Asset Purchase Agreement”
“The Plan of Liquidation”
Item 8. Fairness of the Transaction.
     Regulation M-A Item 1014.
     (a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Recommendations of the Transaction Committee and the Board of Directors”
“Special Factors—Position of the Management Investors as to Fairness”
“Special Factors—Position of Purchaser, FB Transportation, and FCC as to Fairness”
     (b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“The Assets Sale and Liquidation—Why is the board proposing the Assets Sale for our approval?”
“Special Factors—Background of the Transaction”
“Special Factors—Reasons for the Transaction Committee’s Recommendation”
“Special Factors—Reasons for the Board’s Recommendation”
“Special Factors—Opinion of Cronos’ Financial Advisor”
“Special Factors—Position of the Management Investors as to Fairness”
“Special Factors—Position of Purchaser, FB Transportation, and FCC as to Fairness”
“Special Factors—Interest of Directors and Executive Officers of Cronos in Assets Sale”
“Special Factors—Material Tax Aspects of the Assets Sale and Liquidation”
“Special Factors—Accounting Treatment”
“Special Factors—Certain Effects of the Assets Sale and Liquidation”
“Special Factors—Financing for the Assets Sale”
“Special Factors—Appraisal Rights”
     (c) Approval of Security Holders. The subject transaction is not structured so that approval of at least a majority of unaffiliated security holders is required. The vote required of Cronos’ shareholders to approve the Assets Sale and the Liquidation is described in the Proxy Statement under the following captions, which are incorporated herein by reference:
“Summary Term Sheet—The Transaction—Shareholder Vote Required to Adopt the Asset Purchase Agreement and Other Transaction Proposals”
“The Assets Sale and Liquidation—What vote is required to approve the Liquidation and the Assets Sale?”
“Special Factors—Reasons for the Transaction Committee’s Recommendation”
“Special Factors—Reasons for the Board’s Recommendation”
“Special Factors—Position of the Management Investors as to Fairness”
“Special Factors—Position of Purchaser, FB Transportation and FCC as to Fairness”
“The Transaction Proposals”
“The Special Meetings—Who can vote?”
“The Special Meetings—What votes are required?”
     (d) Unaffiliated Representative. The independent directors of Cronos did not retain a representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Assets Sale or preparing a report concerning the fairness of the Assets Sale. The information set forth in the Proxy Statement under the caption “Reasons for the Transaction Committee’s Recommendation—Negative Factors, No. (viii)” and “Special Factors—Position of Purchaser, FB Transportation and FCC as to Fairness” is incorporated herein by reference.
     (e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—The Transaction—Transaction Committee and Board Recommendation”

“The Assets Sale and Liquidation—Why is the board proposing the Assets Sale for our approval?”
“Special Factors—Recommendations of the Transaction Committee and the Board of Directors”
     (f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Background of the Transaction”
“Special Factors—Reasons for the Transaction Committee’s Recommendation”
“Special Factors—Reasons for the Board’s Recommendation”
Item 9. Reports, Opinions, Appraisals and Negotiations.
     Regulation M-A Item 1015.
     (a), (b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—The Transaction—Opinion of Raymond James & Associates, Inc.”
“Special Factors—Background of the Transaction—Formation of Transaction Committee; Engagement of Raymond James; Interest of Party One”
“Special Factors—Background of the Transaction—August 3, 2006 Meeting of Board of Directors”
“Special Factors—Background of the Transaction—Committee and Board Approvals”
“Special Factors—Recommendations of the Transaction Committee and the Board of Directors”
“Special Factors—Opinion of Cronos’ Financial Advisor”
“Annex E—Opinion of Raymond James & Associates, Inc.”
     (c) Availability of Documents. The opinion of Raymond James & Associates, Inc. is included as Annex E to the Proxy Statement.
Item 10. Source and Amounts of Funds or Other Consideration.
     Regulation M-A Item 1007.
     (a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—The Transaction—Form of Transaction”
“The Assets Sale and Liquidation—How will the Purchaser finance the acquisition?”
“Special Factors—Financing for the Assets Sale”
“The Asset Purchase Agreement—The Assets Sale—Assumed Liabilities”
“Other Agreements With the Purchaser Parties—Equity Commitment Letter Agreements”
     (b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—The Transaction—Shareholder Vote Required to Adopt the Asset Purchase Agreement and Other Transaction Proposals”
“The Assets Sale and Liquidation—What vote is required to approve the Liquidation and the Assets Sale?”
“The Assets Sale and Liquidation—Other Conditions to the Completion of the Assets Sale”
“Special Factors—Regulatory Approvals”
“Special Factors—Financing for the Assets Sale”
“The Asset Purchase Agreement—Conditions to the Assets Sale”
     (c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
               “Special Factors—Fees and Expenses”

“The Asset Purchase Agreement—Termination of the Asset Purchase Agreement”
“The Asset Purchase Agreement—The Assets Sale—Assumed Liabilities”
“The Asset Purchase Agreement—Fees and Expenses”
     (d) Borrowed Funds. The information set forth on the Proxy Statement under the following captions is incorporated herein by reference:
“The Assets Sale and Liquidation—How will the Purchaser finance the acquisition?”
“Special Factors—Financing for the Assets Sale”
“Other Agreements With the Purchaser Parties—Equity Commitment Letter Agreements”
Item 11. Interest in Securities of the Subject Company.
     Regulation M-A Item 1008.
     (a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Transactions in Cronos’ Common Shares”
“Security Ownership of Certain Beneficial Owners and Management—Dennis J. Tietz”
“Security Ownership of Certain Beneficial Owners and Management—Peter J. Younger”
“Security Ownership of Certain Beneficial Owners and Management—Frank P. Vaughan”
“Security Ownership of Certain Beneficial Owners and Management—John C. Kirby”
     (b) Securities Transactions. The information set forth in the Proxy Statement under the caption “Special Factors—Transactions in Cronos’ Common Shares” is incorporated herein by reference.
Item 12. The Solicitation or Recommendation.
     Regulation M-A Item 1012.
     (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the caption “Special Factors—Ownership of Directors and Executive Officers as of the Record Date” is incorporated herein by reference.
     (e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Recommendations of the Transaction Committee and the Board of Directors”
“Special Factors—Position of the Management Investors as to Fairness”
“Special Factors—Position of Purchaser, FB Transportation, and FCC as to Fairness”
Item 13. Financial Statements.
     Regulation M-A Item 1010.
     (a) Financial Information. The audited financial statements set forth in the Company’s annual report on Form 10-K for the year ended December 31, 2006, the unaudited financial statements set forth in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2007, and the information set forth in the Proxy Statement under the following captions, is incorporated herein by reference:
“Selected Financial Data”
“Other Information”
     Ratio of Earnings to Fixed Charges. Not applicable. Cronos is not required to provide the ratio of earnings to fixed charges because it does not have any registered debt which would require the computation of such ratio.

     Book Value Per Share. As of December 31, 2006, Cronos had outstanding 7,645,673 common shares (calculated by excluding shares held in treasury). As of such date, its book value per share was $11.18. The information set forth in the Proxy Statement under the caption “Special Factors—Reasons for the Transaction Committee’s Recommendation—Net Book Value of the Company’s Common Shares” is incorporated herein by reference.
     (b) Pro Forma Information. The information set forth in the Proxy Statement under the caption “Unaudited Pro Forma Consolidated Balance Sheet” is incorporated herein by reference.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
     Regulation M-A Item 1009.
     (a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the caption “The Special Meetings—Who pays for this proxy solicitation?” is incorporated herein by reference.
     (b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the caption “The Special Meetings—Who pays for this proxy solicitation?” is incorporated herein by reference.
Item 15. Additional Information.
     Regulation M-A Item 1011.
     (b) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.
Item 16. Exhibits.
     Regulation M-A Item 1016.
     (a)(1)Letter to Shareholders of The Cronos Group (the “Company”), incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission (“SEC”) on May 16, 2007 (the “Proxy Statement”).
     (a)(2) Notice of Special Meetings of Shareholders of the Company, incorporated herein by reference to the preliminary Proxy Statement on Schedule 14A filed by the Company with the SEC on May 16, 2007.
     (a)(3)Proxy Statement, incorporated herein by reference to the preliminary Proxy Statement on Schedule 14A filed by the Company with the SEC on May 16, 2007.
     (a)(4) Plan of Liquidation and Dissolution, incorporated herein by reference to Annex A to the Proxy Statement, incorporated herein by reference to the preliminary Proxy Statement on Schedule 14A filed by the Company with the SEC on May 16, 2007.
     (a)(5) Asset Purchase Agreement, dated February 28, 2007 (“Asset Purchase Agreement”), by and among FB Transportation Capital LLC (“FB Transportation”), CRX Acquisition Ltd. (“CRX”), and the Company, incorporated herein by reference to Annex B to the Proxy Statement, incorporated herein by reference to the preliminary Proxy Statement on Schedule 14A filed by the Company with the SEC on May 16, 2007.
     (a)(6) Form of Liquidator’s Report, incorporated herein by reference to Annex C to the Proxy Statement, incorporated herein by reference to the preliminary Proxy Statement on Schedule 14A filed by the Company with the SEC on May 16, 2007.
     (a)(7) Form of Report of Liquidation Auditor, incorporated herein by reference to Annex D to the Proxy Statement, incorporated herein by reference to the preliminary Proxy Statement on Schedule 14A filed by the Company with the SEC on May 16, 2007.
     (a)(8) Form of Proxy Cards (3), incorporated herein by reference to the Proxy Statement, incorporated herein by reference to the preliminary Proxy Statement on Schedule 14A filed by the Company with the SEC on May 16, 2007.

     (a)(9) Form of Assignment and Assumption Agreement, incorporated herein by reference to Annex 4 to Asset Purchase Agreement, filed as Exhibit 2.1 to the Company’s report on Form 8-K, dated March 2, 2007.
     (a)(10) Class Action Complaint filed in the Superior Court of the State of California, County of San Francisco, captioned Alan Kahn, on behalf of himself and all others similarly situated v. Dennis J. Tietz et al., filed March 2, 2007.*
     (b) None.
     (c)(1) Fairness Opinion of Raymond James & Associates, Inc. (“Raymond James”), dated February 28, 2007, incorporated herein by reference to Annex E to the Proxy Statement, incorporated herein by reference to the preliminary Proxy Statement on Schedule 14A filed by the Company with the SEC on May 16, 2007.
     (c)(2) Financial Analysis Presentation Materials, dated February 2007, prepared by Raymond James.
     (c)(3) Transaction Committee Presentation, dated February 2007, prepared by Raymond James.**
     (c)(4) Discussion materials, dated August 2006, prepared by Raymond James.**
     (c)(5) Transaction Committee Presentation, dated June 2006, prepared by Raymond James.**
     (d)(1) Support Agreement, dated as of February 28, 2007, by and among CRX, S. Nicholas Walker, the Lion Fund Limited, York Lion Fund, L.P. Yorkprop Limited, Dennis J. Tietz, Peter J. Younger and The Cronos Group, incorporated herein by reference to Exhibit 99.1 to Amendment No. 5 to Schedule 13D, dated March 5, 2007, filed with the SEC by S. Nicholas Walker, The Lion Fund Limited, York Lion Fund, L.P., York GP, Ltd., and York Asset Management Limited, and YorkProp Limited.*
     (d)(2) Equity Commitment Letter Agreement, dated February 28, 2007, by and between CRX and FB Transportation, incorporated herein by reference to Exhibit 7.03 to Schedule 13D, dated March 12, 2007, filed with the SEC by Fortis Bank S.A./N.V., FB Transportation, and CRX.
     (d)(3) Equity Commitment Letter Agreement, dated February 28, 2007, by and between CRX and Dennis J. Tietz.*
     (d)(4) Equity Commitment Letter Agreement, dated February 28, 2007, by and between CRX and Peter J. Younger.*
     (d)(5) Equity Commitment Letter Agreement, dated February 28, 2007, by and between CRX and Frank P. Vaughan.*
     (d)(6) Equity Commitment Letter Agreement, dated February 28, 2007, by and between CRX and John C. Kirby.*
     (d)(7) Guarantee from Fortis Bank S.A./N.V. Cayman Islands Branch, dated February 28, 2007, in favor of the Company, incorporated herein by reference to Exhibit 2.2 to the Company’s report on Form 8-K, dated March 2, 2007.
     (d)(8) Confidentiality Letter Agreement, dated May 31, 2006, by and between the Company and Fortis Capital Corp.*
     (f)      None.
     (g)      None.

*	Filed as an exhibit to the Schedule 13E-3 filed with the SEC on April 3, 2007.
**	Portions of this exhibit have been omitted and filed with the SEC pursuant to a request for confidential treatment.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2007	THE CRONOS GROUP
	By:	/s/ Dennis J. Tietz
		Name:	Dennis J. Tietz
		Title:	Chairman and Chief Executive Officer

POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS, that each of Dennis J. Tietz, Peter J. Younger, Frank P. Vaughan, and John C. Kirby constitutes and appoints Dennis J. Tietz, Peter J. Younger, and Elinor A. Wexler, and each of them, any of whom may act without joinder of the others, his true and lawful attorney-in-fact and agent, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this statement, and to file the same, or cause to be filed the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, may lawfully do or cause to be done by virtue hereof.
     After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2007	DENNIS J. TIETZ
/s/ Dennis J. Tietz
Dennis J. Tietz

PETER J. YOUNGER
/s/ Peter C. Younger
Peter J. Younger

FRANK P. VAUGHAN
/s/ Frank P. Vaughan
Frank P. Vaughan

JOHN C. KIRBY
/s/ John C. Kirby
John C. Kirby

     After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2007
CRX ACQUISITION LTD.
/s/ Adam DiMartino
	Name:	Adam DiMartino
	Title:	Attorney-in-fact*

FB TRANSPORTATION CAPITAL LLC
	By:	/s/ Adam DiMartino
	Name:	Adam DiMartino
	Title:	Attorney-in-Fact**

FORTIS CAPITAL CORP.
	By:	/s/ Milton J. Anderson
	Name:	Milton J. Anderson
	Title:	Managing Director

	By:	/s/ Adam DiMartino
	Name:	Adam DiMartino
	Title:	Vice President

*	Power of Attorney appointing Mr. DiMartino attorney-in-fact for CRX Acquisition Ltd. was included with the Schedule 13E-3 filed with the SEC on April 3, 2007.

**	Power of Attorney appointing Mr. DiMartino attorney-in-fact for FB Transportation Capital LLC is included elsewhere in this statement on Schedule 13E-3.

POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS that FB TRANSPORTATION CAPITAL LLC (“FBT”) does hereby make, constitute and appoint each of Roy C. Andersen and Adam DiMartino, and either of them (and any other employee of FORTIS BANK S.A./N.V. or FORTIS CAPITAL CORPORATION or one of their respective affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf, whether FBT is acting individually or as representative of others, any and all filings required to be made by FBT under the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by FBT under the Act, giving and granting unto each said attorney-in-fact full power and authority to act in the premises as fully and to all intents and purposes as FBT might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.
THIS POWER OF ATTORNEY shall remain in full force and effect until revoked in writing by the undersigned.
IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of March 12, 2007.

FB TRANSPORTATION CAPITAL LLC
By:	/s/ Menno van Lacum
Name:	Menno van Lacum
Title:	Senior Vice President

By:	/s/ Milton Anderson
Name:	Milton Anderson
Title:	Chief Executive

EXHIBIT INDEX
     (a)(1) Letter to Shareholders of The Cronos Group (the “Company”), incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission (“SEC”) on May 16, 2007 (the “Proxy Statement”).
     (a)(2) Notice of Special Meetings of Shareholders of the Company, incorporated herein by reference to the preliminary Proxy Statement on Schedule 14A filed by the Company with the SEC on May 16, 2007.
     (a)(3) Proxy Statement, incorporated herein by reference to the preliminary Proxy Statement on Schedule 14A filed by the Company with the SEC on May 16, 2007.
     (a)(4) Plan of Liquidation and Dissolution, incorporated herein by reference to Annex A to the Proxy Statement, incorporated herein by reference to the preliminary Proxy Statement on Schedule 14A filed by the Company with the SEC on May 16, 2007.
     (a)(5) Asset Purchase Agreement, dated February 28, 2007 (“Asset Purchase Agreement”), by and among FB Transportation Capital LLC (“FB Transportation”), CRX Acquisition Ltd. (“CRX”), and the Company, incorporated herein by reference to Annex B to the Proxy Statement, incorporated herein by reference to the preliminary Proxy Statement on Schedule 14A filed by the Company with the SEC on May 16, 2007.
     (a)(6) Form of Liquidator’s Report, incorporated herein by reference to Annex C to the Proxy Statement, incorporated herein by reference to the preliminary Proxy Statement on Schedule 14A filed by the Company with the SEC on May 16, 2007.
     (a)(7) Form of Report of Liquidation Auditor, incorporated herein by reference to Annex D to the Proxy Statement, incorporated herein by reference to the preliminary Proxy Statement on Schedule 14A filed by the Company with the SEC on May 16, 2007.
     (a)(8) Form of Proxy Cards (3), incorporated herein by reference to the Proxy Statement, incorporated herein by reference to the preliminary Proxy Statement on Schedule 14A filed by the Company with the SEC on May 16, 2007.
     (a)(9) Form of Assignment and Assumption Agreement, incorporated herein by reference to Annex 4 to Asset Purchase Agreement, filed as Exhibit 2.1 to the Company’s report on Form 8-K, dated March 2, 2007.
     (a)(10) Class Action Complaint filed in the Superior Court of the State of California, County of San Francisco, captioned Alan Kahn, on behalf of himself and all others similarly situated v. Dennis J. Tietz et al., filed March 2, 2007.*
     (b)      None.
     (c)(1) Fairness Opinion of Raymond James & Associates, Inc. (“Raymond James”), dated February 28, 2007, incorporated herein by reference to Annex E to the Proxy Statement, incorporated herein by reference to the preliminary Proxy Statement on Schedule 14A filed by the Company with the SEC on May 16, 2007.
     (c)(2) Financial Analysis Presentation Materials, dated February 2007, prepared by Raymond James.
     (c)(3) Transaction Committee Presentation, dated February 2007, prepared by Raymond James.**
     (c)(4) Discussion materials, dated August 2006, prepared by Raymond James.**
     (c)(5) Transaction Committee Presentation, dated June 2006, prepared by Raymond James.**
     (d)(1) Support Agreement, dated as of February 28, 2007, by and among CRX, S. Nicholas Walker, the Lion Fund Limited, York Lion Fund, L.P. Yorkprop Limited, Dennis J. Tietz, Peter J. Younger and The Cronos Group, incorporated herein by reference to Exhibit 99.1 to Amendment No. 5 to Schedule 13D, dated March 5, 2007, filed with the SEC by S. Nicholas Walker, The Lion Fund Limited, York Lion Fund, L.P., York GP, Ltd., and York Asset Management Limited, and YorkProp Limited.*

     (d)(2) Equity Commitment Letter Agreement, dated February 28, 2007, by and between CRX and FB Transportation, incorporated herein by reference to Exhibit 7.03 to Schedule 13D, dated March 12, 2007, filed with the SEC by Fortis Bank S.A./N.V., FB Transportation, and CRX.
     (d)(3) Equity Commitment Letter Agreement, dated February 28, 2007, by and between CRX and Dennis J. Tietz.*
     (d)(4) Equity Commitment Letter Agreement, dated February 28, 2007, by and between CRX and Peter J. Younger.*
     (d)(5) Equity Commitment Letter Agreement, dated February 28, 2007, by and between CRX and Frank P. Vaughan.*
     (d)(6) Equity Commitment Letter Agreement, dated February 28, 2007, by and between CRX and John C. Kirby.*
     (d)(7) Guarantee from Fortis Bank S.A./N.V. Cayman Islands Branch, dated February 28, 2007, in favor of the Company, incorporated herein by reference to Exhibit 2.2 to the Company’s report on Form 8-K, dated March 2, 2007.
     (d)(8) Confidentiality Letter Agreement, dated May 31, 2006, by and between the Company and Fortis Capital Corp.*
     (f)      None.
     (g)      None.

*	Filed as an exhibit to the Schedule 13E-3 filed with the SEC on April 3, 2007.
**	Portions of this exhibit have been omitted and filed with the SEC pursuant to a confidential treatment request.